envel

Building the World's Smartest Bank Account

Using the power of Artificial Intelligence to guide your finances in real-time



www.envel.ai

founded at HARVARD UNIVERSITY

pre-seed funding by MIT Sandbox Innovation Fund Program

featured in Nasdaq

featured in Bloomberg

title sponsors of HACK HARVARD 19

platinum sponsors of MIT FINTECH

Problem

envel

74% of employees in the US are living paycheck to paycheck[1]

They need help to budget, save and build wealth

people need real-time financial guidance

budgeting takes discipline

banks don’t proactively help

(1) As of January 2020 - American Payroll Association Jan 2020

Solution

envel

Using the intersection between
Artificial Intelligence and Behavioral Science
to improve people's Financial Wellbeing

Banking on Autopilot


in use
Manual Banking
my money out of control
AI Autopilot
switch to ai to fully
experience the envel magic
ENVEL
now
Morning Steve! Your vault is up by $10.30 to $75.21
An increase of 14% on day, nice job! You have $32.61 to
spend today guilt free
ENVEL
now
Your $2,374.23 paycheck received from Envel
Autopilot split into Cash ($733.64) / Bills ($1,070.77) /
Emergency ($273.75) / Vault ($296.07)
Cash
$1,993
Pay G Pay
Guilt-free daily cash
Emergency
+$300
Pay G Pay
In case you overspend today
Bills
+$500
Pay G Pay
Budgeted automatically
Vault
+$3,000
Pay G Pay
Long term savings

Envel operating platform, partners and IP


envel
User Data
AI
Hosted by amazon web services
Compliance program & Tech
Q2 - Core Banking Platform
API
NBKC - Bank of Record


ENVEL CONFIDENTIAL
System and Method for Intelligent Autonomous Banking
By:
Stephen Nicholas Tebbs Le Roux
US Provisional Patent Application
EnvelRef. No.: EN001P
Filing Date May 03, 2019
Patent pending No.62843169
'System and Method for Intelligent Autonomous Banking'
ENVEL CONFIDENTIAL
System and Method for Intelligent User Programmable Bank Accounts
By:
Stephen Nicholas Tebbs Le Roux
US Provisional Patent Application
EnvelRef. No.: EN002P
Filing Date Sep 09, 2019
Patent pending No.62897475
'System and Method for Intelligent User Programmable Bank Accounts'

Multiple Patents for Intelligent Autonomous Banking

Market Opportunity

Envel has an opportunity to autonomously manage **$1 trillion** flowing through the economy helping users become more upwardly mobile

56 million*

millennials / 36 million Gen Z students in the US

100 billion dollars*

in fees and interest earned by traditional banks from these market segments

Other markets

Banks to license our tech or JV in Canada, UK, EU and other countries

* piloting gen z/millennials then serving paycheck to paycheck market

Competitor Landscape

envel

Level of personalization (driven by AI / Machine Learning / Automation)


Effort based value
High long-term value
Automated value
Fully autonomous AI-powered banking providing real-time guidance based on your unique needs to help you save more and live better.
$2T market opportunity
AI zone
envel
USAA
acorns $1bn MV
CAPITAL
chime $14.5bn MV
Revolut $5.5bn MV
intuit mint
CHASE
N26
VARO
monzo $2.5bn MV
Typically have a couple customer segment targets (HNW, Mass Affluent, Mass) with differentiated wealth mgmt. offering
High effort
citibank
BankMobile
cleo.
Albert
Effortless
WELLS FARGO
Bank of America
Even
digit
BARCLAYS
SIMPLE
HSBC
Tools that require little effort but are either just fun for while, don't stick or are easily outsmarted
Out of touch with the customer
Low long-term value
Limited value

Funding and Investors

envel

Seed raised 07 2020
$2.75M

Crowdfunding target 12 2020
$1.5M

Valuation
$15M

Seed Investors



Fielding Miller
CEO, CapTrust - Largest RIA in US with $362B Client AUM



Paul Pagnato
CEO, PagnatoKarp
Co-Chairman, Cresset
Multi-family Office $9.5B AUM



Will Weisman
MD, KittyHawk Ventures, frontier tech investment firm. Executive Director at Singularity University



David Canter
Executive Vice President
Head of the RIA
Fidelity Investments



Jim Schleckser
CEO & Founder
Inc. CEO Project



Mike Baxter
Senior Partner
Financial Services
Bain & Company, NY



Jim Haudan
CEO, Root, Inc. Top Management Consultancy



Neal Rothermel
Principle Officer
VMS BioMarketing



Eric Becker
Founder & Co-Chairman
Cresset Capital with over $9.5B AUM



Raj Sharma
Managing Director and Head
Merrill Lynch Private Wealth Management

Use of Funds

Seed raised 07 2020
$2.75M

Crowdfunding target 12 2020
$1.5M

Valuation
$15M

Operating Model to Maximize use of Funds

- All revenues in hard currency USD
- Lower cost tech and data science team in EU and SA
- 170% increased operational efficiency
- Result - $2.75M equates to $4.5M US resources

- Roll out 3 new products and services
- Expand Customer Acquisition & Marketing
- Enhance AI Capability
- Onboard new product partners
- Expand Tech Team

Product and feature roadmap

envel

2020

- Autonomous banking and budgeting
- Apple Pay, Google Pay, Samsung Pay
- Open banking functionality
- Instant transactions

2021

- Bill pay functionality
- Autonomous investing
- Community feature requests
- Premium services

2022

- Tax services
- Insurance services
- Advanced investment services
- Ethical lending services

The Envel Team

envel

Core Team


Steve Le Roux
CEO & Founder


Diederik Meeuwis
Chief of Staff & Co-Founder


Craig Bond
President


John Dithomas
Chief Compliance Officer


Matthew Armandi
Chief Financial Officer


Matina Dimitriadou
SVP User Experience Design


Gabor Szanto
SVP Mobile Developer


Alwyn van Wyk
SVP Product and Engineering


Hugo Avila
Senior Software Engineer


Brian Higdon
AML and RIA Director


Shenine Botes
Senior Data Scientist


Pierre Baard
Data Scientist


Luke Petzer
Software Engineer


Michael Pretorius
Web Developer


Anuhya Challagundla
Community Manager

Board of Directors


Craig Bond
Chairman


Steve Le Roux
CEO & Founder


Mike Baxter
Partner at Bain & Company, New York


Dr John Paul Rollert
Adjunct Assistant Professor of Behavioral Science, Harvard


Paul Pagnato
Co-Chairman Cresset


Ted Hill
Partner and COO at B-Capital Group

Advisors


Dr Bulent Aybar
Professor of International Finance, Harvard


Dr Rory Lewis
AI and ML Strategy University of Colorado


Dr Marwan Hassoun
IP and Innovation Strategy, MIT


Jenny Broadbent
Cyber Security Expert, Former Ministry of Justice

In the Media

envel

Bloomberg

U.S. Banking Challenger Envel Raises $2.7M Seed to ... launch first Autonomous Bank Account

read more ...

Nasdaq

Envel announces world's first ai-powered...

read more ...

YAHOO! FINANCE

Envel announces world's first ai-powered ...

read more ...

mobile payments today .com

Envel uses ai to redefine banking for generation z

read more ...

HACK HARVARD

Envel is title sponsor of the 36 hour Harvard 2020 hackathon...

read more ...

Fintech Live!

Envel is the New Simple Bank (Fintech Startup of the Week)

read more ...

HARVARD BUSINESS SCHOOL

Envel presents at the HBS tech conference 2019...

read more ...

The Harvard Crimson

Envel is title sponsor of the 36 hour Harvard 2020 hackathon...

read more ...



AP

Envel announces world's first ai-powered ...

read more ...

FinTech InShorts

Envel uses ai to redefine banking for generation z

read more ...



CIO Techie

Envel bank launches "driverless" money ...

read more ...

FINTECH INSIGHT

Envel announces world's first ai-powered ...

read more ...

FINTECH RANKING

Envel uses ai to redefine banking for generation z

read more ...


envel

FINTECH FUTURES

enEnvelvel bank launches "driverless" money ...

read more ...



FinanzNachrichten.de

Envel uses ai to redefine banking for generation z

read more ...

DIGITAL JOURNAL

Envel bank launches "driverless" money ...

read more ...



IT BUSINESS NET

Envel announces world's first ai-powered ...

read more ...


envel
taking the thinking out of managing your money

KUAM NEWS

Envel announces world's first ai-powered ...

read more ...

envel

The World's Smartest Bank Account

[redacted]

www.envel.ai



envel
DEBIT
VISA
Steve Le Roux
ENVEL
now
$2,500 just landed in your Paycheck Envelope!
Check how Autopilot splits your Paycheck.
June Deposits
$3,200
My Net Worth
$40,983
Request
Send
Transfer
Add Funds
Autonomous Envelopes
Add More
Cash (Available $35)
$390
Emergency
$948
Bills
$499
Vault
$20,000
Groceries
$89
Custom Envelopes
Create New
Shopping
$380
Shared Envelopes
Close Friends
Virtual Envelopes
Connect New
Bank of America
$3,149
$1,000
$432
Optimizing Your Finances...
Close Friends
$1,500
This month: $500
Transactions
Monday 03/07/2020
Emma M.
+ $300
Christine K.
+ $200
Thursday 20/08/2020
Jessie R.
+ $1000
Move Funds

founded at HARVARD UNIVERSITY

pre-seed funding by MIT Sandbox Innovation Fund Program

featured in Nasdaq

featured in Bloomberg

title sponsors of HACK HARVARD 19

platinum sponsors of MIT FINTECH